Zentek Announces Agreement with RSK Environment Limited

to Expand International Reach of ZenGUARD™ Enhanced Air Filters

Guelph, ON - May 27, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), announces the execution of an agency agreement with RSK Environment Ltd ("RSK"), a global environmental consulting, engineering and technical services business, headquartered in the UK on May 7, 2025. This agreement enables RSK to act as Zentek's authorized facilitator for marketing and promoting its ZenGUARD™ Enhanced Air Filters in more than 20 countries.

Under the agreement, RSK will support Zentek's international growth by identifying and developing sales opportunities for ZenGUARD™ Enhanced Air Filters in key global markets, including the Gulf Cooperation Council ("GCC") region. Zentek will retain full responsibility for manufacturing and fulfillment while compensating RSK with a fixed commission on sales generated within the designated territories. The term of the agreement is for three years, with additional renewal options.

"We're excited to partner with a global environmental leader like RSK," said Greg Fenton, CEO at Zentek Ltd. "We believe their expertise and network will help accelerate adoption of ZenGUARD™ Enhanced Air Filters in markets where energy efficiency, indoor air quality, and sustainability are becoming mission critical."

"We are happy to embark on a partnership with Zentek to help bring ZenGUARD™ Enhanced Air Filters to the GCC region and a number of other countries where we operate," said Ian Goodacre, Director at RSK. "Many of our clients are focused on finding sustainability solutions that can be implemented quickly and easily - and we believe using ZenGUARD™ Enhanced Air Filters to improve indoor air quality while reducing energy consumption can meet this growing need."

In addition to Zentek's agreement with Saudi-based Filtration Solutions Industrial Co. - and with Levidian to accelerate the roll out of ZenGUARD™ Enhanced Air Filters and other graphene-enhanced products within the GCC region - this agreement is expected to further support Zentek's international sales efforts by aligning advanced HVAC filtration solutions with regional sustainability and infrastructure goals.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production and media coating facility is in Guelph, Ontario.

About RSK Environment Limited

RSK Environment Ltd. is part of the RSK Group, a global leader in environmental consulting, engineering, and technical services. Headquartered in the UK, RSK operates in over 40 countries and supports clients across infrastructure, energy, water, and government sectors.

For further information:

Investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.